SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

---

[x] ANNUAL REPORT Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the
Fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the
Transition Period from _________ to ________

Commission File Number 1-8052

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Total number of pages in this report is 13.
Index of Exhibits at page 16.

Lane Gorman Trubitt, L.L.P.
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 26, 2009

Members: AICPA, The Leading Edge Alliance, Kreston International
2626 Howell Street ▪Suite 700 ▪Dallas, TX 75204-4064 ▪214.871.7500 ▪Fax 214.871.0011 ▪Toll Free 877.231.7500 ▪www.lgt-cpa.com

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$1,833,683	$2,630,029
Waddell & Reed Financial, Inc. class A common stock	15,599	40,132
Pooled separate accounts	2,340,968	3,545,934
Unallocated annuity contract	1,910,591	1,505,372
Loans to participants	299,565	163,300
Short-term investments	82,149	106,429
	6,482,555	7,991,196
Accrued investment income	6,191	473
Net assets available for benefits at fair value	6,488,746	7,991,669
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(83,823)	24,796
Net assets available for benefits	$6,404,923	$8,016,465

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31, 2008	2007
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$28,550	$26,057
Dividends on pooled separate accounts and unallocated annuity contract	65,380	59,764
Interest income - loans to participants	15,942	7,493
Interest income - short-term investments	2,481	3,482
	112,353	96,796
Net (depreciation) appreciation in fair value of investments	(1,972,435)	230,343
Contributions:		
Participant contributions	1,241,934	1,070,505
Employer contributions	326,603	237,931
	1,568,537	1,308,436
Benefits paid to participants	1,319,997	1,930,904
Net decrease in net assets	(1,611,542)	(295,329)
Net assets available for benefits:		
Beginning of plan year	8,016,465	8,311,794
End of plan year	$6,404,923	$8,016,465

See accompanying notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Liberty National Life Insurance Company 401(k) Plan (the "Plan") was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company ("Liberty National") and became effective as of January 1, 1995.

Valuation of Securities

The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2008 and 2007 was $44.70 and $60.53, respectively.

The investment in common stock of Waddell & Reed Financial, Inc. ("Waddell & Reed") is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2008 and 2007was $15.46 and $36.09, respectively.

Participant loans are values at amortized cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments, which are based on quoted market prices.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2008 was 4.00%. The interest rate credited from January 1, 2007 through July 31, 2007 was 3.80%, and the interest rate credited from August 1, 2007 through December 31, 2007 was 4.00%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National and its affiliates.

Federal Income Taxes

Liberty National received a determination letter dated August 14, 2002, from the Internal Revenue Service stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Effects of Recent Accounting Pronouncement

The Plan adopted the provisions of Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* ("FASB Statement No. 157") effective January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires disclosures about the use of fair value measurements. While the adoption of FASB Statement No. 157 did not have a material effect on the Plan's financial statements, it does require additional disclosures about fair value measurements.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant Contributions

To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant's contributions (limited to 6% of a participant's compensation).

NOTE B - DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Participant Loans

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant's vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants' account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Participating Employers

At the end of 2008 and 2007, the following companies were participating employers in the Plan:

Liberty National, (Birmingham, Alabama)

United Investors Life Insurance Company, "United Investors", (Birmingham, Alabama)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For participants with no credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
Less than 2	0%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

NOTE B - DESCRIPTION OF PLAN (Continued)

Benefit Payment Provisions

Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59 ½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a hardship withdrawal or a withdrawal after age 59 ½. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

Termination of the Plan

Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $6,287 and $17,492 at December 31, 2008 and 2007, respectively. The Plan applied forfeitures to reduce employer match of $40,855 and $77,210 for 2008 and 2007, respectively.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

The following table presents the investments of the Plan's net assets:

	December 31, 2008	December 31, 2007
Pooled Separate Accounts:		
Oppenheimer Capital Appreciation	$ 154,752	$ 417,872
Fidelity Advisor Mid Cap	232,326	500,034
ING Intermediate Bond	25,888	29,550
ING GNMA Income Bond	73,187	54,745
ING Solution 2015 Portfolio[2]	68,182	58,713
ING Solution 2025 Portfolio[2]	63,871	34,241
ING Solution 2035 Portfolio[2]	50,263	23,349
ING Solution 2045 Portfolio[2]	57,059	43,389
Pioneer High Yield	48,885	83,003
Templeton Global Bond	76,175	63,261
Income Fund of America	131,004	213,089
AIM Global Health Care	166,766	324,312
EuroPacific Growth	346,021	455,622
Fidelity VIP Contrafund[1]	310,555	472,470
Baron Growth	78,153	152,562
Lord Abbett Small Cap Value	212,010	356,401
T. Rowe Price Science & Technology	13,201	58,328
J. P. Morgan Mid Cap Value Portfolio	83,732	103,030
ING American Century Small-Mid Cap Value Portfolio	20,574	27,729
T. Rowe Price Equity Income Fund	126,767	74,234
Pioneer Fund (A)[1]	1,026	-
ING Solution Income Portfolio	571	-
	$ 2,340,968	$ 3,545,934
Unallocated Annuity Contract – ING Fixed Account	$ 1,910,591	$ 1,505,372
Torchmark Corporation common stock	$ 1,833,683	$ 2,630,029
Waddell & Reed Financial, Inc. class A common stock	$ 15,599	$ 40,132
Investors Bank & Trust Investcash Fund	$ 82,149	$ 106,429
Participant Loans	$ 299,565	$ 163,300

1. Effective November 1, 2007, the Fidelity Advisor Equity Growth Fund was removed as an investment option. Existing balances were mapped into the Fidelity VIP Contrafund. The Pioneer Fund – A was added as an investment option on November 1, 2007, but at December 31, 2007, no participants have an investment in this fund.

2. Effective December 29, 2006, the INGVP Strategic Allocation Balanced Portfolio, the ING VP Strategic Allocation Growth Portfolio and the ING VP Strategic Allocation Income Portfolio were removed as investment options. On January 2, 2007, existing balances in the ING VP Strategic Allocation Balanced Portfolio were mapped into the ING Solution 2025 Portfolio, existing balances in the ING VP Strategic Allocation Growth Portfolio were mapped into the ING Solution 2035 Portfolio and existing balances in the ING Strategic Allocation Income Portfolio were mapped into the ING Solution 2015 Portfolio. The ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution 2045 Portfolio and ING Solution Income Portfolio were new funds as of January 2, 2007. At December 31, 2007, no plan participants have an investment in the ING Solution Income Portfolio.

During the years ended December 31, 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2008	December 31, 2007
Common stocks	$ (564,778)	$ (131,070)
Pooled separate accounts and unallocated annuity contract	(1,407,657)	361,413
	$ (1,972,435)	$ 230,343

NOTE D - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2008.

Short term investments /mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

Unallocated annuity contract: Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 1,849,282	$ -	$ -	$ 1,849,282
Mutual Funds	82,149	-	-	82,149
Pooled separate accounts	-	2,340,968	-	2,340,968
Unallocated annuity contract	-	-	1,910,591	1,910,591
Participant loans	-	-	299,565	299,565
Total assets at fair value	$ 1,931,431	$ 2,340,968	$ 2,210,156	$ 6,482,555

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

	Unallocated Annuity Contract	Participant Loans
Balance, beginning of year	$ 1,505,372	$ 163,300
Realized gains / (losses)	-	-
Unrealized gains / (losses) relating to instruments still held at the reporting date	173,999	-
Purchases, sales, issuances and settlements (net)	231,220	136,265
Balance, end of year	$ 1,910,591	$ 299,565

NOTE E - RELATED PARTY TRANSACTIONS

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2008 and 2007 based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE F - RISKS AND UNCERTAINTIES

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and affected the short term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. During the year ended December 31, 2008, the Plan's investment portfolio has incurred a significant decline in fair value, consistent with the general decline in financial markets. However, because the values of individual investments fluctuate with market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements:	$ 6,404,923	$ 8,016,465
Other	(11)	-
Net assets available for benefits per the 5500	$ 6,404,912	$ 8,016,465

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
Net decrease in net assets available for benefits per the financial statements:	$ (1,611,542)	$ (295,329)
Other	(11)	-
Net decrease in net assets available for benefits per the 5500	$ (1,611,553)	$ (295,329)

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401 (k) PLAN

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)

December 31, 2008

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	41,022 shares $1 par value common stock	$1,833,683
	Waddell & Reed Financial, Inc.	1,009 shares $1 par value class A common stock	15,599
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		29,598 units Oppenheimer Capital Appreciation	154,752
		31,206 units Fidelity Advisor Mid Cap	232,326
		2,168 units ING Intermediate Bond	25,888
		5,354 units ING GNMA Income	73,187
		7,550 units ING Solution 2015 Portfolio	68,182
		7,527 units ING Solution 2025 Portfolio	63,871
		6,010 units ING Solution 2035 Portfolio	50,263
		6,911 units ING Solution 2045 Portfolio	57,059
		4,634 units Pioneer High Yield	48,885
		3,275 units Templeton Global Bond	76,175
		7,147 units Income Fund of America	131,004
		6,096 units AIM Global Health Care	166,766
		9,231 units EuroPacific Growth	346,021
		33,458 units Fidelity VIP Contrafund	310,555
		6,350 units Baron Growth	78,153
		12,821 units Lord Abbett Small Cap Value	212,010
		2,393 units T. Rowe Price Science & Technology	13,201
		1,747 units ING American Century Small-Mid Cap Value Portfolio	20,574
		6,733 units J. P. Morgan Mid Cap Value Portfolio	83,732
		10,336 units T. Rowe Price Equity Income	126,767
		134 units Pioneer Fund (A)	1,026
		59 units ING Solution Income Portfolio	571
			2,340,968
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	1,910,591
*	Participant Loans	Loans to Plan participants, various interest rates, maturing from 1 to 60 months	299,565
*	Investors Bank & Trust	82,149 shares Investors Bank & Trust Investcash Fund	82,149
			$6,482,555

* Indicates a party-in-interest to the Plan

Index of Exhibits

99 (a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 27, 2009 into Form S-8 of the Liberty National Life Insurance Company 401 (K) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 (e) to Form 10-K of Torchmark Corporation for the year ended December 31, 2008).

99 (a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report dated June 26, 2009, into Form S-8 Registration Statement No. 33-65507.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

By: Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By:______________________
Cory Newman, Member
Administrative Committee

Date: June 26, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By:______________________
Anthony L. McWhorter, Member
Administrative Committee

By:______________________
Frank M. Svoboda, Member
Administrative Committee

By:______________________
Cory Newman, Member
Administrative Committee

Date: June 26, 2009

15 of 16

Lane Gorman Trubitt, L.L.P.
Accountants & Advisors

Exhibit 99 (a) – (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65507) pertaining to the Liberty National Life Insurance Company 401(k) Plan, of our report dated June 26, 2009, with respect to the financial statements and supplemental schedule of the Liberty National Life Insurance Company 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 26, 2009

Members: AICPA, The Leading Edge Alliance, Kreston International
2626 Howell Street ▪Suite 700 ▪Dallas, TX 75204-4064 ▪214.871.7500 ▪Fax 214.871.0011 ▪Toll Free 877.231.7500 ▪www.lgt-cpa.com